Bradford & Bingley

RECEIVED

2004 AUG 10 P 12:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

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In reply please [redacted]

04036132

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Tel. 01274 806106

6 August 2004

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

PROCESSED

AUG 11 2004

THOMSON FINANCIAL

Phil Kershaw
Deputy Company Secretary

dlw 8/10

Re 82-5154

Bradford & Bingley plc

Interim Results
for the period ended 30 June 2004

6 August 2004

Bradford & Bingley plc today announces its interim results for the half year ending 30 June 2004.

Highlights

- **Group profit before tax up 5% to £140.0m[1] (1H 2003: £132.9m)**
- **Basic earnings per share up 7% to 15.4p (1H 2003: 14.4p)**
- **Interim dividend up 4% to 5.7p (1H 2003: 5.5p)**
- **Total managed lending balances up 8% to £27.9bn (year end 2003: £25.9bn)**
- **Total residential gross new lending up 14% to £4.1bn (1H 2003: £3.6bn)**
- **Three months plus arrears levels remain very low at 0.79% of book (year end 2003: 0.99%)**
- **Some pressure on net interest margin, down 9bp to 135bp (2H 2003: 144bp; 1H 2003: 169bp)**
- **Cost base review on track to achieve £40 million savings from core[2] businesses by end 2005**
- **Non-core[2] disposal process progressing well**

Commenting on the results, Steven Crawshaw, Group Chief Executive, said:

"Our strong specialist lending business has continued to develop during the first half with good levels of asset growth and low levels of arrears. The development of our core branch based retail business is continuing and I remain confident about the revenue and cost benefits this will yield as the changes are implemented. The programme to cut £40m of core costs by the end of 2005 is on track and the disposal of the non-core businesses is progressing well. The implementation of the strategic review is leading to a simplified, more focussed business with strong prospects."

Notes

1. Including profits on the sale and leaseback of properties of £6.4m (2H 2003: £8.1m; 1H 2003: £nil).
2. On 19 May 2004 we announced our intention to sell the Estate Agency, Survey and Charcol businesses. Whilst the sale process is ongoing, we have shown the results of these businesses in a separate segment, described as 'non-core'.

Business Segment Performance

Lending

Total managed lending balances have increased 8% on the year end position to £27.9bn (2H 2003: £25.9bn) and gross new lending increased by 4% to £4.8bn (1H 2003: £4.6bn). During the first six months of 2004 our lending business has continued to drive asset growth and activity in our chosen markets has remained robust. The Group has seen no material change in redemptions over the first half of 2004. Net interest income has increased by 3% to £128.5m (1H 2003: £125.3m). The benefit of growing balances has been offset by the continuing change in asset and liability mix alongside increased cost of funds. Lending profit before tax has increased by 4% to £113.3m (1H 2003: £109.4m).

The total lending book is now 80% residential and 20% Commercial and Housing Association lending. All of our lending continues to be secured on property. We do not make unsecured loans.

Residential lending managed balances increased 8% to £22.4bn (2H 2003: £20.7bn) of which 50% are buy-to-let loans, 14% self-cert loans, 28% back book with the remaining 8% being other specialist loans (1H 2003: 33%, 8%, 43% and 16% respectively). Residential gross new lending increased 14% to £4.1bn (1H 2003: £3.6bn). Of the £4.1bn new lending during the first half, 62% were buy-to-let advances, 24% self-cert, 3% to back book customers with the remaining 11% being other specialist advances (1H 2003: 60%, 19%, 6% and 15% respectively). In the first half we acquired £709.5m of mortgage portfolios (1H 2003: £730.0m).

The Group's market share of new residential advances has increased to 2.8% (1H 2003: 2.7%). Mortgage Express is established as a major player in its chosen markets and has a market share of around 22% of the buy-to-let market and holds very strong positions in its other specialist markets. This has enabled us to widen product margins during the first half of the year. At the end of 2003 Mortgage Express entered the equity release market and by the end of the half year had established itself as one of the top three lenders, taking 14% of new business written.

The Bradford & Bingley back book has continued to decline in line with previous experience and standard mortgages now account for only a very small proportion of new advances. However, we do continue to retain those customers where economic returns are possible. The extremely competitive and commoditised nature of the mainstream market remains unattractive to the Group. The change in asset mix from the run-off of the high margin, legacy back book and the growth of new lending balances has continued to depress margins. However, this effect is easing as specialist lending becomes increasingly dominant on the balance sheet.

Commercial and Housing Association balances increased 6% on the 2003 year-end position to £5.5bn (2H 2003: £5.2bn). New advances decreased 34% to £661m (1H 2003: £1,000m) as the Group took a selective approach to new loans, seeking profitable, secure lending opportunities.

We currently anticipate that Group net interest income for the full year will be at a similar level to 2003. The decline in net interest margin will ease and it will stabilise during 2005.

Credit Quality and Provisions

Credit quality remains strong. The Group maintains rigorous and conservative underwriting procedures. The average indexed LTV for the whole book was 46% (2H 2003: 45%), with the average LTV on total new lending at 75% (2H 2003: 79%). Income multiples on new lending have remained conservative with averages of 2.6x single income and 2.2x joint income for new specialist lending (2H 2003: 2.5x and 2.2x respectively).

Arrears performance has continued to be extremely good. Three months plus arrears for the whole book have decreased to 0.79% of loans outstanding (2H 2003: 0.99%) as a result of current benign economic circumstances, application of a tighter collections policy and limited first time buyer lending. This compares to the most recent CML statistics for the whole market of 0.76%. Buy-to-let three months plus arrears have increased slightly to 0.33% of loans outstanding (2H 2003: 0.26%) and remain significantly better than CML figures for the buy-to-let market of 0.51%. The arrears performance of the portfolios acquired from GMAC-RFC continues to be in line with loans written directly.

The P&L charge for provisions is down £0.2m at £1.0m (1H 2003: £1.2m) with total provisions showing an increase of 7% to £53.2m (2H 2003: £49.8m). Residential bad debt provisions represent 0.25% of total residential assets (2H 2003: 0.27%), and equate to 32.9% of residential non-performing loans (2H 2003: 31.5%). The Group continues to be well provided for and maintains its conservative stance towards provisions.

Balance Sheet and Capital

Income from Treasury & Reserves decreased 14% to £32.7m (1H 2003: £38.1m) and profit before tax decreased 15% to £29.2m (1H 2003: £34.4m). Earnings have reduced reflecting the impact of LIBOR/base rate relativity, higher cost of funds and the increase in subordinated debt in line with our capital management plans.

The Group's total assets increased by 8% during the first half to £34.9bn (2H 2003: £32.2bn) reflecting the growth in lending balances. This growth has primarily been funded from the wholesale and secured markets.

The Group's strategy is to diversify its funding to promote a stronger balance sheet in the medium-term. We intend to increase our access to the secured funding markets and have increased the level of activity in our Savings business. The Group's inaugural €2bn covered bond was launched in May 2004 with the next issue currently planned for the first half of 2005. We are also planning a securitisation issue in the second half of 2004.

Whilst beneficial to the strength of the balance sheet in the medium-term, increasing the level of retail savings and secured funding on the balance sheet has an adverse impact on our cost of funds and therefore net interest margin in the short-term.

The Group's capital position remains strong with a tier 1 ratio of 7.0% and a total capital ratio of 12.8%. These ratios now lie within ranges we believe are optimal for the Group and we intend to maintain the tier 1 ratio between 7% and 8%.

Savings

Profit before tax increased 15% to £16.3m (1H 2003: £14.2m) and Savings balances increased to £15.1bn (1H 2003: £15.0bn). Income increased 2% to £60.3m (1H 2003: £59.4m) and margin increased to 0.80% (1H 2003: 0.79%) as we took the opportunity provided by increasing interest rates to reverse the effects of rate compression caused in 2003 by lower interest rates.

The Group remains active in the deposit savings market, which continues to form an important part of Group funding, and a significant source of customers to our retail proposition. Whilst the long-term decline in 'convenience' balances continues in line with expectations, we were particularly successful in the fixed rate and tax free markets which have enabled slight growth in balances from £15.0bn to £15.1bn. We anticipate modest balance growth and relatively stable margins in the remainder of the year.

Core Distribution

Profit before tax from our Core Distribution business increased 20% to £14.4m (1H 2003: £12.0m) and income decreased 14% to £38.6m (1H 2003: £44.9m).

The Core Distribution business began a significant restructuring programme during 2004. The branch network management has been simplified and negotiations with suppliers and the reworking of the customer proposition and back office functions in preparation for a move to "multi-tie" are moving at pace. These changes are aimed at delivering a simpler, more profitable retail business.

In addition to these initiatives, the mortgage and wealth adviser sales forces have been through a major performance management programme. Consequently, the adviser population has seen a significant reduction in numbers, as we focused on removing non-profitable advisers from the business. Although this has led to a reduction in income levels, profitability has improved.

Other Non-Interest Income

We have continued our programme of sale and leaseback transactions. This realised a net gain of £6.4m (2H 2003: £8.1m; 1H 2003: £nil) in core other non-interest income from the sale and leaseback of 17 branches. We will continue to organise our property affairs to optimise our returns and we expect this type of income to recur in future years.

Costs

Core administrative expenses increased by just 1% to £141.9m, compared to the first half of last year (£140.0m), but decreased by 8% from the second half of last year (£155.0m).

The core cost reduction programme, announced on 19 May 2004, is focussed on the simplification of our business. This will be achieved through the streamlining of back office processes, simplification of branch network management, refocusing the core Retail proposition and reduction of central group services to reflect the simpler nature of the Group.

Our targets of reducing core costs by £35m in 2005 and by a further £5m to £40m in 2006 are on track.

Non-Core Businesses

The non-core businesses are showing significant operating improvement over the weak result in the first half of 2003. Income for the first half of 2004 is up 23% to £90.7m (1H 2003: £74.0m) and the loss before tax reduced to £4.5m (1H 2003: loss of £11.0m). This has been primarily driven by continued improvement in the performance of the Estate Agency business.

The disposal process is progressing well and we have seen a good level of interest from a number of credible parties. We anticipate completing the disposals by the end of 2004.

Board Changes

Following the announcement of the planned sale of the non-core businesses, Ian Darby has resigned from the plc Board as from today. He will however continue in his role as Group Commercial Director to oversee the sale process, Group PR and Marketing activities.

Dividend

An interim dividend of 5.7p per share (1H 2003 5.5p) will be paid on 8 October 2004 to shareholders registered on 27 August 2004, which represents an increase of 4%. On 17 February we said that our future dividend growth will be balanced by the capital requirements of our growing Lending business.

International Accounting Standards (IAS)

The standards applicable to the reporting of company accounting and financial information are undergoing a radical overhaul. Bradford & Bingley's IAS project team continues to make good progress, has completed a detailed analysis of requirements and is currently building IAS solutions in readiness for implementation before the end of 2004. The project is managing the external uncertainty by closely monitoring developments in EU ratification of the standards and the consequential impact on taxation, regulatory capital, financial management and communication.

Outlook for 2H 2004

The housing market is underpinned by high employment and low interest rates, neither of which show any material sign of deterioration. Although they have increased, interest rates are likely to remain at historically low levels and the UK economy continues to show steady growth.

We believe that house price growth will slow over the remainder of the year and there are already some early signs that the housing market may be beginning to cool. We continue to believe that the fundamentals necessary for a sudden correction are not evident and that a gradual slowdown is the most likely outcome.

In our specialist markets we expect to see continued growth and low levels of arrears.

Bradford & Bingley Group Interim Results 2004

Summary of Results

		Half year ended 30 June 2004	Half year ended 30 June 2003 (restated)*	Year ended 31 December 2003 (restated)*
GROUP FINANCIAL PERFORMANCE				
Group profit before tax and amortisation of goodwill	£m	**147.3**	140.3	278.8
Group profit before tax	£m	**140.0**	132.9	264.0
Profit before tax of core businesses	£m	**144.5**	143.9	273.8
Loss before tax of non-core businesses	£m	**(4.5)**	(11.0)	(9.8)
Effective tax rate	%	**28.0**	27.2	18.8
Profit attributable to shareholders	£m	**96.0**	92.0	204.7
Operating income	£m	**378.1**	359.1	738.2
Group net interest margin	%	**1.35**	1.69	1.55
Interest spread	%	**1.20**	1.52	1.39
Non-interest income to operating income ratio	%	**41.6**	38.2	41.0
Operating expenses (including depreciation & amortisation)	£m	**237.1**	225.0	467.6
Cost/income ratio	%	**62.7**	62.7	63.3
Return on equity (excluding conversion tax credit)	%	**15.4**	15.4	15.1
Return on equity	%	**15.4**	15.4	16.9
Earnings per share (excluding conversion tax credit)	p	**15.4**	14.4	28.8
Basic earnings per share	p	**15.4**	14.4	32.4
Diluted pence per share	p	**15.4**	14.4	32.3
Dividend per ordinary share	p	**5.7**	5.5	16.5
KEY INDICATORS				
Lending				
Net interest margin	%	**1.00**	1.21	1.17
Total managed lending assets	£bn	**27.9**	23.1	25.9
Residential managed assets	£bn	**22.4**	18.7	20.7
New residential advances	£bn	**4.1**	3.6	7.7
Residential redemptions	£bn	**2.4**	1.7	3.8
Residential redemptions (% opening book)	%	**23.3**	20.6	22.5
Residential mortgage market share (new advances)	%	**2.8**	2.7	2.8
New commercial and housing association advances	£bn	**0.7**	1.0	2.2
Lending risk weighted assets	£bn	**15.2**	12.4	14.1
Savings				
Net interest margin	%	**0.80**	0.79	0.76
Savings balances - convenience	£bn	**4.7**	5.1	4.9
Savings balances - value	£bn	**8.1**	7.8	8.0
Savings balances - Isle of Man	£bn	**2.3**	2.1	2.2
Distribution				
Operating margin	%	**7.7**	0.8	4.1
Number of advisers (period end)		**816**	1,029	960
Number of mortgages originated	'000	**22**	27	53
Mortgage origination market share	%	**1.8**	2.3	2.1
Number of house exchanges	'000	**17**	15	31
Income per exchange	£	**2,344**	1,896	2,057
Capital structure				
Tier 1	£m	**1,306.6**	1,226.1	1,252.3
Tier 1 ratio	%	**7.0**	8.2	7.4
Tier 2	£m	**1,171.9**	958.1	1,166.2
Total capital ratio	%	**12.8**	13.9	13.7
Tier 2 to Tier 1 ratio	%	**89.7**	78.1	93.1

* Figures are restated where necessary, following the implementation of Urgent Issues Task Force Abstract 38 – Accounting for ESOP Trusts (see note 2).

Bradford & Bingley Group Interim Results 2004

Consolidated Profit & Loss Account

£m	Half year ended 30 June 2004	Half year ended 30 June 2003 (restated)	Year ended 31 December 2003 (restated)
Interest receivable:			
Interest receivable and similar income arising from debt securities	**75.0**	76.9	144.9
Other interest receivable and similar income	**752.6**	615.2	1,280.7
Interest payable	**(606.8)**	(470.2)	(990.0)
Net interest income	**220.8**	221.9	435.6
Fees and commissions receivable	**159.9**	142.9	296.1
Fees and commissions payable	**(18.5)**	(13.5)	(32.0)
Other operating income	**15.9**	7.8	38.5
Operating income	**378.1**	359.1	738.2
Administrative expenses	**(226.0)**	(210.8)	(438.8)
Depreciation and amortisation	**(11.1)**	(14.2)	(28.8)
Provisions for bad and doubtful debts	**(1.0)**	(1.2)	(6.6)
Profit on ordinary activities before tax	**140.0**	132.9	264.0
Tax on profit on ordinary activities :			
On-going	**(39.2)**	(36.1)	(72.5)
Exceptional credit	**-**	-	22.9
Profit on ordinary activities after tax	**100.8**	96.8	214.4
Minority interest (non-equity)	**(4.8)**	(4.8)	(9.7)
Profit attributable to shareholders	**96.0**	92.0	204.7
Dividends	**(35.7)**	(33.0)	(102.0)
Profit retained for the financial period	**60.3**	59.0	102.7
Earnings per share (before exceptionals)	**15.4p**	14.4p	28.8p
Basic earnings per share	**15.4p**	14.4p	32.4p
Diluted earnings per share	**15.4p**	14.4p	32.3p

Bradford & Bingley Group Interim Results 2004

Consolidated Balance Sheet

As at	30 June 2004	30 June 2003	31 December 2003
£m		(restated)	(restated)
Assets			
Cash and balances at central banks	**44.1**	43.3	43.7
Treasury bills and other eligible bills	**123.9**	82.7	132.6
Loans and advances to banks	**3,701.9**	1,412.2	2,773.3
Loans and advances to customers	**26,871.2**	22,003.7	24,791.5
Loans and advances to customers subject to non-recourse funding	***999.8***	*1,128.7*	*1,063.1*
Less non-recourse funding	***(970.2)***	*(1,106.2)*	*(1,036.7)*
	29.6	22.5	26.4
Debt securities	**3,462.9**	4,168.6	3,884.9
Intangible fixed assets	**111.0**	111.1	116.1
Tangible fixed assets	**142.9**	145.5	138.9
Other assets	**158.4**	71.8	75.2
Prepayments and accrued income	**222.0**	225.5	175.3
Total assets	**34,867.9**	28,286.9	32,157.9
Liabilities			
Deposits by banks	**2,509.5**	777.6	1,708.8
Customer accounts	**17,233.0**	17,148.6	17,170.5
Debt securities in issue	**12,020.7**	7,650.7	10,322.5
Other liabilities	**291.8**	242.1	266.7
Accruals and deferred income	**193.5**	142.3	148.0
Provisions for liabilities and charges	**0.9**	8.9	3.3
Subordinated liabilities	**1,122.2**	923.5	1,121.9
Equity shareholders' funds:			
Called up share capital	***158.5***	*160.0*	*158.5*
Share premium account	***3.9***	*3.9*	*3.9*
Capital redemption reserve	***25.0***	*10.5*	*12.0*
Profit and loss account	***1,160.3***	*1,070.3*	*1,093.2*
Shareholders' funds	**1,347.7**	1,244.7	1,267.6
Minority interest (non-equity)	**148.6**	148.5	148.6
Total liabilities	**34,867.9**	28,286.9	32,157.9
Memorandum items: commitments	**1,334.5**	1,146.4	1,139.9

Bradford & Bingley Group Interim Results 2004

Consolidated Cash Flow Statement

£m	Half year ended 30 June 2004	Half year ended 30 June 2003	Year ended 31 December 2003
Net cash (outflow)/ inflow from operating activities	**(1,730.6)**	41.0	(1,141.5)
Returns on investments and servicing of finance			
Interest paid on perpetual preferred securities	***(9.7)***	*(9.8)*	*(9.7)*
Interest paid on subordinated liabilities	***(24.4)***	*(24.3)*	*(62.0)*
	(34.1)	(34.1)	(71.7)
Taxation	**(26.0)**	(23.6)	(61.5)
Capital expenditure and financial investment			
Purchase of investment securities	***(4,895.5)***	*(3,486.4)*	*(7,326.9)*
Sale and maturity of investment securities	***5,336.2***	*3,373.3*	*7,456.1*
Purchase of tangible fixed assets	***(22.9)***	*(9.4)*	*(27.4)*
Sale of tangible fixed assets	***20.1***	*1.0*	*24.9*
Purchase of own shares for employee share schemes	***(0.8)***	*(12.8)*	*(14.3)*
Disposal of own shares	***9.9***	*0.6*	*1.0*
Net cash inflow/(outflow) from capital expenditure and financial investment	**447.0**	(133.7)	113.4
Acquisitions and disposals			
Net cash outflow from investment in joint venture	-	*(0.5)*	*(0.6)*
Net cash outflow from acquisition of subsidiary	-	*(5.3)*	*(9.7)*
Net cash outflow from acquisitions and disposals	-	(5.8)	(10.3)
Equity dividends paid	**(68.8)**	(63.2)	(97.7)
Financing			
Net proceeds from the issue of perpetual subordinated liabilities	-	*246.0*	*444.2*
Net proceeds from secured funding	***1,346.6***	-	*970.9*
Net proceeds from sale of unclaimed shares	***49.7***	-	-
Repurchase of own shares	-	*(42.9)*	*(62.0)*
Net cash inflow from financing	**1,396.3**	203.1	1,353.1
(Decrease)/increase in cash	**(16.2)**	(16.3)	83.8

Bradford & Bingley Group Interim Results 2004

Statement of Total Recognised Gains and Losses

£m	Half year ended 30 June 2004	Half year ended 30 June 2003 (restated)	Year ended 31 December 2003 (restated)
Profit retained	**60.3**	59.0	102.7
Total recognised gains and losses for the period	**60.3**	59.0	102.7
Prior year adjustment (see note 2)	**2.8**	-	-
Total recognised gains and losses recognised since the last accounts	**63.1**	59.0	102.7

Reconciliation of Movements in Shareholders' Funds

£m	Half year ended 30 June 2004	Half year ended 30 June 2003 (restated)	Year ended 31 December 2003 (restated)
Profit attributable to shareholders of Bradford & Bingley plc	**96.0**	92.0	204.7
Dividends	**(35.7)**	(33.0)	(102.0)
	60.3	59.0	102.7
Share repurchase programme	-	(42.9)	(62.0)
Net proceeds from sale of unnamed shares	**13.0**	-	-
Net addition to shareholders' funds	**73.3**	16.1	40.7
Opening shareholders' funds	**1,267.6**	1,261.8	1,261.8
Prior year adjustment (see note 2)			
Reduction in funds prior to 1 January 2003 (see note 10)	-	*(24.6)*	*(24.6)*
Net movement in own shares (see note 10)	-	*(8.6)*	*(10.3)*
	-	(33.2)	(34.9)
Net movement in own shares	**6.8**	-	-
Closing shareholders' funds	**1,347.7**	1,244.7	1,267.6

Bradford & Bingley Group Interim Results 2004

Notes to the Financial Statements

1. Segmental Reporting

Half year ended 30 June 2004
£m

	Lending	Treasury & Reserves	*Savings*	*Distribution Core Business*	Retail	Group Services	**Core Group Total**	Distribution Non-core	**Group Total (inc Non-core)**
Net interest income	128.5	32.7	*59.6*	-	59.6	-	**220.8**	-	**220.8**
Non-interest income	19.8	-	*0.7*	*38.6*	39.3	7.5	**66.6**	90.7	**157.3**
Total income	**148.3**	**32.7**	***60.3***	***38.6***	**98.9**	**7.5**	**287.4**	**90.7**	**378.1**
Administrative expenses	(34.0)	(3.5)	*(44.0)*	*(24.2)*	(68.2)	(36.2)	**(141.9)**	(95.2)	**(237.1)**
Bad debt provision	(1.0)	-	-	-	-	-	**(1.0)**	-	**(1.0)**
Profit before tax	**113.3**	**29.2**	***16.3***	***14.4***	**30.7**	**(28.7)**	**144.5**	**(4.5)**	**140.0**
Total assets	**27,579.3**	**7,198.9**	**-**	***23.9***	**23.9**	**-**	**34,801.1**	**65.8**	**34,867.9**
Net assets	**1,100.4**	**241.0**	**-**	***1.7***	**1.7**	**-**	**1,343.1**	**4.6**	**1,347.7**

Half year ended 31 December 2003 (restated)
£m

	Lending	Treasury & Reserves	*Savings*	*Distribution Core Business*	Retail	Group Services	**Core Group Total**	Distribution Non-core	**Group Total (inc Non-core)**
Net interest income	132.3	27.6	*53.7*	-	53.7	-	**213.6**	0.1	**213.7**
Non-interest income	20.9	-	*1.1*	*42.5*	43.6	12.2	**76.7**	88.7	**165.4**
Total income	**153.2**	**27.6**	***54.8***	***42.5***	**97.3**	**12.2**	**290.3**	**88.8**	**379.1**
Administrative expenses	(29.1)	(4.4)	*(45.0)*	*(34.3)*	(79.3)	(42.2)	**(155.0)**	(87.6)	**(242.6)**
Bad debt provision	(5.4)	-	-	-	-	-	**(5.4)**	-	**(5.4)**
Profit before tax	**118.7**	**23.2**	***9.8***	***8.2***	**18.0**	**(30.0)**	**129.9**	**1.2**	**131.1**
Total assets	**24,943.6**	**7,132.5**	**-**	***16.9***	**16.9**	**-**	**32,093.0**	**64.9**	**32,157.9**
Net assets	**1,082.4**	**178.9**	**-**	***1.3***	**1.3**	**-**	**1,262.6**	**5.0**	**1,267.6**

Half year ended 30 June 2003 (restated)
£m

	Lending	Treasury & Reserves	*Savings*	*Distribution Core Business*	Retail	Group Services	**Core Group Total**	Distribution Non-core	**Group Total (inc Non-core)**
Net interest income	125.3	38.1	*58.5*	-	58.5	-	**221.9**	-	**221.9**
Non-interest income	16.1	-	*0.9*	*44.9*	45.8	1.3	**63.2**	74.0	**137.2**
Total income	**141.4**	**38.1**	***59.4***	***44.9***	**104.3**	**1.3**	**285.1**	**74.0**	**359.1**
Administrative expenses	(30.8)	(3.7)	*(45.2)*	*(32.9)*	(78.1)	(27.4)	**(140.0)**	(85.0)	**(225.0)**
Bad debt provision	(1.2)	-	-	-	-	-	**(1.2)**	-	**(1.2)**
Profit before tax	**109.4**	**34.4**	***14.2***	***12.0***	**26.2**	**(26.1)**	**143.9**	**(11.0)**	**132.9**
Total assets	**22,112.9**	**6,037.7**	**-**	***81.5***	**81.5**	**-**	**28,232.1**	**54.8**	**28,286.9**
Net assets	**1,047.6**	**185.7**	**-**	***6.8***	**6.8**	**-**	**1,240.1**	**4.6**	**1,244.7**

1. Segmental Reporting (continued)

Full year ended 31 December 2003 (restated)
£m

	Lending	Treasury & Reserves	*Savings*	*Distribution Core Business*	Retail	Group Services	**Core Group Total**	Distribution Non-core	**Group Total (inc non-core)**
Net interest income	257.6	65.7	*112.2*	-	112.2	-	**435.5**	0.1	**435.6**
Non-interest income	37.0	-	*2.0*	*87.4*	89.4	13.5	**139.9**	162.7	**302.6**
Total income	**294.6**	**65.7**	***114.2***	***87.4***	**201.6**	**13.5**	575.4	**162.8**	**738.2**
Administrative expenses	(59.9)	(8.1)	*(90.2)*	*(67.2)*	(157.4)	(69.6)	**(295.0)**	(172.6)	**(467.6)**
Bad debt provision	(6.6)	-	-	-	-	-	**(6.6)**	-	**(6.6)**
Profit before tax	**228.1**	**57.6**	***24.0***	***20.2***	**44.2**	**(56.1)**	273.8	**(9.8)**	**264.0**
Total assets	**24,943.6**	**7,132.5**	**-**	***16.9***	**16.9**	**-**	***32,093.0***	***64.9***	**32,157.9**
Net assets	**1,082.4**	**178.9**	**-**	***1.3***	**1.3**	**-**	***1,262.6***	***5.0***	**1,267.6**

Notes:

(a) In order to analyse net interest income by business segment a transfer price is applied to the internal funding or liquidity requirement of each segment. Interest rates used for transfer pricing have been determined to retain the interest rate risk within Treasury. Costs have been assigned to each segment based on resources consumed. Transfer pricing in respect of mortgage origination by the Distribution segment has been determined on the basis of market rates for such activity.

(b) The Group operates entirely within the financial services sector and accordingly no segmental analysis of turnover has been presented.

(c) For the purposes of segmental information net assets have been allocated to Lending and Distribution on the basis of the regulatory capital framework. The segments are not allocated capital during the normal course of business, therefore segmental profits do not relate to these net assets.

2. Change in Accounting Policy

The Group has implemented the requirements of Urgent Issues Task Force ("UITF") Abstract 38 - "Accounting for ESOP Trusts" with effect from 1 January 2004. As a result, holdings of Ordinary shares in Bradford & Bingley plc owned by the Group's employee share ownership trusts are now shown as a deduction from shareholders' funds. Previously they were shown as own shares in the balance sheet with a charge to Profit and Loss account for costs of shares acquired above their eventual realisable value. Purchases and sales of Bradford & Bingley plc ordinary shares are now accounted for as movements in shareholders' funds.

The charge to the Profit and Loss account in respect of shares and share options granted to employees that are expected to be met from shares held by employee share trusts is now based on the difference between the value on the date of grant and the exercise price. Previously shares were purchased to meet these obligations.

The effect of this change in accounting policy, which has been accounted for as a prior year adjustment, is to decrease administrative expenses and increase profit before tax by £0.5 million for the half year ended 30 June 2003 and by £1.0 million for the year ended 31 December 2003. The cumulative impact on opening reserves is £2.8m at 31 December 2003.

3. Net Interest Income

£m	Half year ended 30 June 2004	Half year ended 30 June 2003	Year ended 31 December 2003
Net interest income	220.8	221.9	435.6
Average interest-earning balances	32,834	26,228	28,186
Financed by:			
Interest-bearing liabilities	31,605	25,025	26,938
Interest-free liabilities	1,229	1,203	1,248
Average rates	%	%	%
Gross yield on IEA	5.04	5.28	5.07
Cost of interest-bearing liabilities	(3.84)	(3.76)	(3.68)
Interest spread	1.20	1.52	1.39
Contribution of interest-free liabilities	0.15	0.17	0.16
Net interest margin	1.35	1.69	1.55
Average bank base rate	4.05	3.80	3.69
Average 3-month Libor	4.37	3.72	3.73

4. Non-Interest Income

£m	Half year ended 30 June 2004 Core	Non-Core	Total	Half year ended 30 June 2003 Core	Non-core	Total	Year ended 31 December 2003 Core	Non-core	Total
Mortgage broking related	8.7	16.2	24.9	12.3	21.3	33.6	25.1	45.2	70.3
Investment related	18.5	3.8	22.3	21.2	0.2	21.4	41.1	2.7	43.8
General insurance	10.3	0.2	10.5	11.4	0.2	11.6	21.2	0.4	21.6
Other	1.1	0.6	1.7	-	-	-	-	-	-
Financial services	**38.6**	**20.8**	**59.4**	**44.9**	**21.7**	**66.6**	**87.4**	**48.3**	**135.7**
Property services	**-**	**69.9**	**69.9**	**-**	**52.3**	**52.3**	**-**	**114.4**	**114.4**
Lending related income	**19.8**	**-**	**19.8**	**16.1**	**-**	**16.1**	**37.0**	**-**	**37.0**
Other	**8.2**	**-**	**8.2**	**2.2**	**-**	**2.2**	**15.5**	**-**	**15.5**
Total	**66.6**	**90.7**	**157.3**	**63.2**	**74.0**	**137.2**	**139.9**	**162.7**	**302.6**

Other non-interest income includes proceeds from the sale and leaseback of freehold high street properties at auction, realising a net gain of £6.4m (30 June 2003 £nil; 31 Dec 2003 £8.1m).

5. Administrative Expenses

£m	Half year ended 30 June 2004 Core	Half year ended 30 June 2004 Non-core	Half year ended 30 June 2004 Total	Half year ended 30 June 2003 Core	Half year ended 30 June 2003 Non-core	Half year ended 30 June 2003 Total (restated)	Year ended 31 December 2003 Core	Year ended 31 December 2003 Non-core	Year ended 31 December 2003 Total (restated)
Staff related costs	69.5	57.3	126.8	65.1	49.4	114.5	144.6	100.5	245.1
Premises	8.9	8.4	17.3	9.3	7.9	17.2	18.4	16.0	34.4
Marketing	9.1	6.3	15.4	11.5	4.8	16.3	21.0	8.1	29.1
Other operating costs	41.8	22.5	64.3	38.1	22.0	60.1	78.8	46.3	125.1
Depreciation	5.4	0.6	6.0	8.6	0.9	9.5	17.4	1.7	19.1
Goodwill and premium amortisation	7.2	0.1	7.3	7.4	-	7.4	14.8	-	14.8
Total	**141.9**	**95.2**	**237.1**	**140.0**	**85.0**	**225.0**	**295.0**	**172.6**	**467.6**

6. Lending – net new lending

	Traditional	Mortgage Express	Securitised	**Sub Total Managed Residential**	Commercial Property & Housing Associations	**Total**
Half year ended 30 June 2004 £m						
Opening balances	7,064.9	12,555.9	1,063.1	**20,683.9**	5,170.7	**25,854.6**
Advances	136.9	3,237.7	29.0	**3,403.6**	661.1	**4,064.7**
Acquired Mortgages	-	709.5	-	**709.5**	-	**709.5**
Redemptions and capital repayments	(984.3)	(1,307.5)	(92.3)	**(2,384.1)**	(373.7)	**(2,757.8)**
Net addition/(reduction) to book	**(847.4)**	**2,639.7**	**(63.3)**	**1,729.0**	**287.4**	**2,016.4**
Closing book	6,217.5	15,195.6	999.8	**22,412.9**	5,458.1	**27,871.0**
Half year ended 30 June 2003 £m						
Opening balances	8,895.8	6,716.1	1,204.0	**16,815.9**	3,690.4	**20,506.3**
Advances	214.3	2,659.1	33.2	**2,906.6**	1,000.0	**3,906.6**
Acquired Mortgages	-	698.0	-	**698.0**	-	**698.0**
Redemptions and capital repayments	(1,114.2)	(513.5)	(108.5)	**(1,736.2)**	(242.3)	**(1,978.5)**
Net addition/(reduction) to book	**(899.9)**	**2,843.6**	**(75.3)**	**1,868.4**	**757.7**	**2,626.1**
Closing book	7,995.9	9,559.7	1,128.7	**18,684.3**	4,448.1	**23,132.4**

6. Lending – net new lending (continued)

	Traditional	Mortgage Express	Securitised	**Sub Total Managed Residential**	Commercial Property & Housing Associations	**Total**
Year ended 31 December 2003 £m						
Opening balances	8,895.8	6,716.1	1,204.0	**16,815.9**	3,690.4	**20,506.3**
Advances	430.0	5,729.5	63.5	**6,223.0**	2,200.1	**8,423.1**
Acquired Mortgages	-	1,428.0	-	**1,428.0**	-	**1,428.0**
Redemptions and capital repayments	(2,260.9)	(1,317.7)	(204.4)	**(3,783.0)**	(719.8)	**(4,502.8)**
Net addition/(reduction) to book	**(1,830.9)**	**5,839.8**	**(140.9)**	**3,868.0**	**1,480.3**	**5,348.3**
Closing book	7,064.9	12,555.9	1,063.1	**20,683.9**	5,170.7	**25,854.6**

7. Provisions for bad and doubtful debts

Provisions against loans and advances to customers have been made as follows:

Half year ended 30 June 2004 £m	Advances secured on residential property	Other secured advances	Total	Securitisation vehicles
At 1 January 2004:				
General provision	40.9	3.4	44.3	10.9
Specific provision	4.4	1.1	5.5	-
Total	**45.3**	**4.5**	**49.8**	**10.9**
Amounts written back during the period:	**2.4**	**-**	**2.4**	**-**
Profit and Loss account:				
Increase/(decrease) in provisions	4.1	(0.7)	3.4	(5.2)
Adjustments to specific provisions resulting from recoveries during the period	(2.4)	-	(2.4)	-
Total	**1.7**	**(0.7)**	**1.0**	**(5.2)**
At 30 June 2004:				
General provision	46.1	3.6	49.7	5.7
Specific provision	3.3	0.2	3.5	-
Total	**49.4**	**3.8**	**53.2**	**5.7**

7. Provisions for bad and doubtful debts (continued)

Half year ended 30 June 2003

£m	Advances secured on residential property	Other secured advances	Total	Securitisation vehicles
At 1 January 2003:				
General provision	31.8	2.2	34.0	15.3
Specific provision	5.2	1.1	6.3	0.1
Total	**37.0**	**3.3**	**40.3**	**15.4**
Amounts written back during the period:	**0.5**	**-**	**0.5**	**-**
Profit and Loss account:				
Increase in provisions	2.7	0.5	3.2	0.1
Adjustments to specific provisions resulting from recoveries during the period	(2.0)	-	(2.0)	-
Total	**0.7**	**0.5**	**1.2**	**0.1**
At 30 June 2003:				
General provision	31.8	2.8	34.6	15.3
Specific provision	6.4	1.0	7.4	0.2
Total	**38.2**	**3.8**	**42.0**	**15.5**

Year ended 31 December 2003

£m	Advances secured on residential property	Other secured advances	Total	Securitisation vehicles
At 1 January 2003:				
General provision	31.8	2.2	34.0	15.3
Specific provision	5.2	1.1	6.3	0.1
Total	**37.0**	**3.3**	**40.3**	**15.4**
Amounts written back during the year:	**2.8**	**0.1**	**2.9**	**-**
Profit and Loss account:				
Increase in provisions	9.1	1.2	10.3	(4.5)
Adjustments to specific provisions resulting from recoveries during the period	(3.6)	(0.1)	(3.7)	-
Total	**5.5**	**1.1**	**6.6**	**(4.5)**
At 31 December 2003:				
General provision	40.9	3.4	44.3	10.9
Specific provision	4.4	1.1	5.5	-
Total	**45.3**	**4.5**	**49.8**	**10.9**

8. Non-performing loans

As at		30 June 2004	30 June 2003	31 December 2003
Arrears				
Over 3 months				
Number of cases	Number	2,093	3,295	2,625
Proportion of total	%	0.66	1.02	0.81
Asset value	£m	139.2	165.5	138.6
Proportion of book	%	0.62	0.89	0.67
Over 12 months				
Number of cases	Number	348	748	513
Proportion of total	%	0.11	0.23	0.16
Asset value	£m	25.5	54.4	36.1
Proportion of book	%	0.11	0.29	0.17
Possession				
Number of cases	Number	68	91	67
Proportion of total	%	0.02	0.03	0.02
Asset value	£m	4.3	2.8	4.0
Proportion of book	%	0.02	0.02	0.02
Residential bad debt provisions				
As % of residential assets				
Bradford & Bingley back book	%	0.07	0.09	0.07
Mortgage Express	%	0.30	0.33	0.32
Securitised	%	0.57	1.37	1.03
Total residential	%	0.25	0.29	0.27
As % of Residential non-performing loans	%	32.9	24.1	31.5

The figures above reflect the Group's total managed residential assets.

9. Covered Bonds

On 24 May 2004 Bradford & Bingley issued €2bn of covered bonds secured on mortgage advances. At 30 June 2004, included within loans and advances to customers are £1,766m of mortgages assigned to provide security to £1,347m of covered bonds held within debt securities in issue. Bradford & Bingley retains substantially all the risks and rewards associated with these loans and therefore this transaction does not qualify for linked presentation.

10. Equity Shareholders' Funds - Profit and Loss Account

As at **£m**	**30 June 2004**	**30 June 2003 (restated)**	**31 December 2003 (restated)**
At 1 January as previously reported	-	1,087.4	1,087.4
Prior year adjustment			
Own shares (see note 11)	-	*(23.7)*	*(23.7)*
Tax effect on change in accounting policy	-	*(0.9)*	*(0.9)*
Prior year adjustment	-	(24.6)	(24.6)
At 1 January restated	1,093.2	1,062.8	1,062.8
Repurchase of shares under buy-back programme	-	(42.9)	(62.0)
Profit retained for period	60.3	59.0	102.7
Movement in own shares (see note 11)	*9.0*	*(12.7)*	*(13.0)*
(Deficit)/surplus on transactions in own shares	*(2.2)*	*4.1*	*2.7*
Net movement in own shares	6.8	(8.6)	(10.3)
	1,160.3	**1,070.3**	**1,093.2**

11. Own Shares

Movements in the amount deducted from reserves in respect of own shares have been as follows:

As at **£m**	**30 June 2004**	**30 June 2003 (restated)**	**31 December 2003 (restated)**
At 1 January as previously reported	-	20.8	20.8
Prior year adjustment	-	2.9	2.9
At 1 January restated (see note 10)	36.7	23.7	23.7
Purchases in period	*0.9*	*13.0*	*14.3*
Use of shares on exercise of employee options and for other employee share plans	*(9.9)*	*(0.3)*	*(1.3)*
Movement in own shares (see note 10)	(9.0)	12.7	13.0
	27.7	**36.4**	**36.7**

12. Taxation

The 2004 tax charge equates to an underlying effective rate of 28.0%. This is reconciled to the standard UK rate as follows:

Corporation Tax	**Half year ended 30 June 2004**	**Half year ended 30 June 2003**	**Year ended 31 December 2003**
	%	%	%
Standard corporation tax rate	30.0	30.0	30.0
Expenses disallowed for tax purposes	1.7	1.3	3.1
Lower tax rate on overseas earnings	(1.2)	(1.1)	(1.0)
Tax on minority interests (non-equity)	(1.0)	(1.1)	(1.1)
Adjustments in respect of previous periods	(1.5)	(2.0)	(3.6)
Exceptional tax credit	-	-	(8.7)
Total	**28.0**	**27.1**	**18.7**

13. Loans and advances to customers

As at £m	**30 June 2004**	**30 June 2003**	**31 December 2003**
Advances secured on residential properties	24,341.2	20,399.5	22,523.7
Other secured advances	3,529.8	2,732.9	3,330.9
Non-recourse funding	(970.2)	(1,106.2)	(1,036.7)
Total	**26,900.8**	**22,026.2**	**24,817.9**

14. Capital Structure

The Group's capital ratios are summarised below:

As at £m	**30 June 2004**	**30 June 2003 (restated)**	**31 December 2003 (restated)**
Tier 1			
Share capital and reserves	1,267.2	1,188.7	1,218.0
Goodwill deduction	(109.2)	(111.1)	(114.3)
Minority interest (non-equity)	148.6	148.5	148.6
Total Tier 1 capital	**1,306.6**	**1,226.1**	**1,252.3**
Upper Tier 2			
Perpetual subordinated debt	549.7	351.1	549.5
General provisions	49.7	34.6	44.3
Total Upper Tier 2 capital	**599.4**	**385.7**	**593.8**
Lower Tier 2			
Term subordinated debt	572.5	572.4	572.4
Total Tier 2 capital	**1,171.9**	**958.1**	**1,166.2**
Deductions	(104.4)	(101.7)	(104.2)
Total capital	**2,374.1**	**2,082.5**	**2,314.3**
Risk weighted assets (£bn)	18.6	15.0	16.9
Tier 1 ratio (%)	7.0	8.2	7.4
Total capital ratio (%)	12.8	13.9	13.7
Tier 2 to Tier 1 ratio (%)	89.7	78.1	93.1

Note: As at 30 June 2004, the Group's market capitalisation was £1.766 bn.

15. Earnings per share

	Half year ended 30 June 2004 Shares (m)	Half year ended 30 June 2003 Shares (m)	Year ended 31 December 2003 Shares (m)
Weighted average number of ordinary shares in issue	623.5	637.8	631.2
Dilutive effect of ordinary shares issuable under Company share scheme	1.7	2.8	2.8
Diluted ordinary shares	**625.2**	**640.6**	**634.0**

Shares acquired by employees share trusts which are deducted from shareholders' funds have been excluded from the calculation of earnings per share as, under Financial Reporting Standard No 14, they are treated as if they are cancelled until such time as they vest unconditionally to the employee.

The earnings, net of corporation tax, used in calculating the basic, underlying and diluted earnings per share were as follows:

£m	Half year ended 30 June 2004	Half year ended 30 June 2003 (restated)	Year ended 31 December 2003 (restated)
Basic and diluted earnings: profit attributable to the Shareholders of Bradford & Bingley plc	96.0	92.0	204.7
Less: Exceptional tax credit	-	-	(22.9)
Earnings before exceptionals	**96.0**	**92.0**	**181.8**

The basic earnings per share (excluding conversion tax credit) figure is reported because, in the opinion of the Directors, its inclusion is helpful to enable shareholders to assess the Group's underlying performance.

16. Retail branch network

	Half year ended 30 June 2004			Half year ended 30 June 2003			Full year ended 31 December 2003		
	Core	Non-core	Total	Core	Non-core	Total	Core	Non-core	Total
Number									
Branches:									
Banking	207	-	207	213	-	213	212	-	212
Estate Agency	-	246	246	-	250	250	-	242	242
Integrated	-	50	50	-	45	45	-	49	49
Charcol	-	18	18	-	13	13	-	18	18
Third Party Agents	109	-	109	115	-	115	110	-	110
	316	**314**	**630**	**328**	**308**	**636**	**322**	**309**	**631**

17. Staff numbers (average)

	Half year ended 30 June 2004			Half year ended 30 June 2003			Full year ended 31 December 2003		
	Core	Non-core	Total	Core	Non-core	Total	Core	Non-core	Total
Number									
Full time	2,986	2,724	5,710	3,014	2,818	5,832	3,028	2,806	5,834
Part time	709	1,089	1,798	980	963	1,943	998	916	1,914
Headcount	**3,695**	**3,813**	**7,508**	**3,994**	**3,781**	**7,775**	**4,026**	**3,722**	**7,748**
Full time equivalent	**3,323**	**3,242**	**6,565**	**3,481**	**3,276**	**6,757**	**3,503**	**3,242**	**6,745**
Branch offices	1,398	-	1,398	1,591	-	1,591	1,584	-	1,584
Estate Agency offices	-	2,598	2,598	-	2,748	2,748	-	2,655	2,655
Charcol	-	514	514	-	398	398	-	457	457
Supporting functions	1,925	130	2,055	1,890	130	2,020	1,919	130	2,049

18. Basis of preparation

Accounting policies

In preparing this financial information there have been no material changes to the accounting policies previously applied by the Company in preparing its Annual Accounts for the year ended 31 December 2003, other than the changes set out in note 2.

Statutory accounts

The financial information included in this announcement is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The statutory accounts of Bradford & Bingley plc for the year ended 31 December 2003 have been filed with the Registrar of Companies for England & Wales. The Auditors have reported on those accounts; their report was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

19. Forward looking statements

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial condition, business performance and results of the Bradford & Bingley Group. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Bradford & Bingley Group including, amongst other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, inflation, deflation, the impact of competition, changes in customer preferences, risks concerning borrower credit quality, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which the Bradford & Bingley Group and its affiliates operate. As a result, the Bradford & Bingley Group's actual future financial condition, business performance and results may differ materially from the plans, goals, and expectations expressed or implied in these forward looking statements.

Bradford & Bingley Group Interim Results 2004

Independent review report by KPMG Audit Plc to Bradford & Bingley plc

Introduction

We have been engaged by the company to review the financial information set out on pages 8 to 22 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters that we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts, in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: *Review of interim financial information* issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

KPMG Audit Plc
Chartered Accountants
Leeds

6 August 2004

Bradford & Bingley Group Interim Results 2004

Shareholder Information

2004 Interim dividend calendar

25 August 2004	Ex-dividend date
27 August 2004	Record date
08 October 2004	Payment of interim dividend for 2004

Shareholders' interests in shares at 30 June 2004*

Size of holding	Number of shareholders	%	Number of shares	%
1 – 250	1,085,055	93.501	269,564,243	42.512
251 – 500	54,909	4.732	26,024,697	4.104
501 – 1,000	11,213	0.966	8,589,734	1.355
1,001 – 5,000	7,980	0.688	16,470,042	2.597
5,001 – 10,000	586	0.050	4,236,332	0.668
10,001 – 100,000	448	0.039	13,584,870	2.142
100,001 – 200,000	75	0.006	10,854,104	1.712
200,001 – 500,000	87	0.007	27,994,435	4.415
500,001 – 1,000,000	43	0.004	30,463,485	4.804
1,000,001 – 5,000,000	67	0.006	150,553,447	23.744
5,000,001 – 100,000,000	8	0.001	75,747,155	11.947
Total	1,160,471	100.000	634,082,544	100.000

* The interests above include holdings in Bradford & Bingley Nominee Account, certificated and uncertificated holdings and those shares held on behalf of staff by the Trustees of the Bradford & Bingley Share Ownership Trust.

Bradford & Bingley Group Interim Results 2004

Contacts

Bradford & Bingley's 2004 interim results presentation will be broadcast live at 09.30 am on Friday, 6th August, via the following web address:

http://production.investis.com/bb/presentations/

High resolution images are available for the media to view and download free of charge from www.vismedia.co.uk.

Should you have any queries please contact one of the following:

Press Office:

Siobhan Hotten
Bradford & Bingley plc
21-27 Lamb's Conduit Street
London
WC1N 3BD

Tel: 020 7067 5627
Fax: 020 7067 5656
Email: siobhan.hotten@bbg.co.uk

Andrew Grant
Tulchan Communications Limited
6th Floor, Kildare House
3 Dorset Rise
London
EC4Y 8EN

Tel: 020 7353 4200
Fax: 020 7353 4201
Email: B&B@tulchangroup.com

Investor Relations:

Phillip McLelland
Bradford & Bingley plc
PO Box 88
Crossflatts
Bingley
BD16 2UA

Tel: 01274 806112
Fax: 01274 554662
Email: phillip.mclelland@bbg.co.uk

Re 82-5154

6 August 2004

Bradford & Bingley plc - Further announcement re Interim Results

The company circulated an analysis of market consensus figures to analysts on 2 August 2004 ahead of its half year figures which were announced at 7.00 a.m. this morning. It has today been drawn to the attention of the company that the analysis erroneously included certain forecast information relating to both the half year ended 30 June 2004 and the full year ending 31 December 2004.

This additional analysis was included in error and no reliance whatsoever should be placed on the figures. Such figures are subject to regular updating and amendment.

A copy of the analysis is available on the company's website - www.bbg.co.uk

End

Re 82-5154

Bradford & Bingley plc

Directorate change

Ian Darby has resigned from the Board with immediate effect. He will continue in his role as Group Commercial Director.

End
6 August 2004